September 17, 2015

VIA FACSIMILE AND EDGAR

Mr. Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Broadwind Energy, Inc.
Form 10-K for the year ended December 31, 2014 Filed February 26, 2015
Form 10-Q for the quarter ended June 30, 2015 Filed July 30, 2015 File No. 1-34278

 Dear Mr. O’Brien:

On behalf of Broadwind Energy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 2, 2015.

For your convenience, we have recited each comment from the Staff in italicized, boldface type and have followed each comment with the Company’s response in regular type.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2015

Liquidity, Financial Position and Capital Resources, page 29

1.

You anticipate that you will be able to satisfy the cash requirements associated with, among other things, working capital needs, capital expenditures and lease commitments through at least the next 12 months. Please address your consideration of the following factors in making this determination:

•	Your cash and cash equivalents as well as short-term investments decreased by $19.7 million from December 31, 2014 to $0.5 million at June 30, 2015;
•	Your availability for borrowings under your credit facility decreased from $14.5 million at December 31, 2014 to $12 million at June 30, 2015; and
•	Your recorded net cash used rather than provided by operating activities during the six months ended June 30, 2015.

Broadwind Energy, Inc.   3240 S. Central Ave., Cicero, IL 60804   T 708.780.4800   F 708.780.4801     www.bwen.com

Refer to Items 303(a)(1) and (2) of Regulation S-K.

Response:

In determining our ability to meet expected future cash requirements, we consider many factors, including the historical cash flow trends noted above, the nature of those trends, the circumstances causing those trends, and future plans. Each of the factors included in the Staff’s comment are individually explained below.

Cash and cash equivalents as well as short-term investments decreased by $19.7 million from December 31, 2014 to $0.5 million at June 30, 2015

As noted, cash and cash equivalents declined significantly in the first half of 2015. However, that decline took place primarily in the first quarter of 2015 when we also experienced a large $17.9 million increase in operating assets and liabilities, $10.9 million of which was related to increased inventory. As of June 30, 2015, our inventory remained at a historically high level of $43.2 million, due in large part to the Towers business supply chain and production challenges described below and in our public filings.

The disruptions in our Towers business included both residual production difficulties in our Abilene, Texas tower plant due to disruptions encountered in late 2014 and extending into early 2015, which reduced the rate of material consumption, and the resequencing of production in our Manitowoc, Wisconsin plant in response to supply shortages arising from the West Coast port labor slowdown. The difficulties at our Abilene plant have been resolved and we expect inventory levels at this location to adjust to appropriate levels in relation to our production over the next 12 months.

Due to the West Coast port labor slowdown (which started in 2014 and culminated in early 2015), we were unable to obtain all of the materials needed to build the specific type of towers on our original production schedule at our Manitowoc plant. We were, however, able to reschedule certain towers planned for delivery later in the year to begin production earlier, with a plan to preserve the necessary production time for the originally scheduled towers. The components required for these later-scheduled towers could be sourced within the United Stated on an expedited basis. As a result of this resequencing of tower production, at March 31, 2015, we had excess plate steel inventory associated with the towers that we could not produce, in addition to completed towers in finished goods inventory that were produced ahead of the purchase order due dates and therefore, under our contractual agreements, could not be invoiced at that time. The increase in inventory in the first quarter started to correct in the second quarter, generating $2.7 million in additional available cash. We expect the excess of inventory to continue correcting and to have additional cash available as a result over the next 12 months.

Availability for borrowings under your credit facility decreased from $14.5 million at December 31, 2014 to $12 million at June 30, 2015

In the second quarter of 2015, we amended our credit facility with AloStar Bank of Commerce. We converted part of the existing facility into a $5 million term loan and reduced the available credit on the facility to $15 million. Although we restructured this debt, our total borrowing capacity with AloStar remained essentially the same ($20 million total). After this restructuring, we had $12 million of unused credit capacity as of June 30, 2015. We expect this level of credit capacity, together with cash from our operations, to be sufficient to ensure the liquidity needed to fund our operations for at least the next 12 months.

Recorded net cash used rather than provided by operating activities during the six months ended June 30, 2015

For the first half of 2015, the cash used by operating activities was $23.1 million, which includes $20.0 million used in the first quarter and $3.1 million used in the second quarter. As of June 30, 2015, our inventory remained at a historically high level of $43.2 million due in large part to the Towers business

Broadwind Energy, Inc.   3240 S. Central Ave., Cicero, IL 60804   T 708.780.4800   F 708.780.4801     www.bwen.com

production challenges described above and in our public filings. We anticipate our inventory of excess steel to decline and consequently provide increased cash over the next 12 months.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

2. During your earnings call held on July 30, 2015, it was noted that some inbound inventory buys were not accurately picked up by your ERP systems. Please tell us what consideration was given to this in determining that your disclosure controls and procedures were effective as of June 30, 2015.

Response:

We considered this incident of inaccuracy in our Enterprise Resource Planning (“ERP”) systems when determining that our disclosure controls and procedures were effective as of June 30, 2015. Further details of this inaccuracy and our actions to remedy the issue are discussed below.

Certain steel orders were expedited in March 2015 through e-mails and/or verbal requests. However, the associated delivery date changes were not entered into the ERP system at the time the expediting requests were made. As a result, the updated delivery times were not included in the cash forecast as of April 27, 2015. The April 30, 2015, investor call commentary anticipated that $3.3 million of steel payments would occur after June 30, when they actually had been accelerated to occur prior to June 30, 2015.

By May 5, 2015, we had identified the issue in our ERP system, as the expedited steel was being delivered and appropriately recorded as inventory and payables in our financial system. At that time, we took steps to ensure that no other deliveries had been accelerated by e-mail or verbally, and determined that we had captured all of the accelerated orders. This acceleration had no impact on our financial statements, and only a relatively minor timing impact on total cash disbursements. Therefore, we were comfortable concluding that as of June 30, 2015, our disclosure controls and procedures were effective. We have since added additional controls over our Towers business procurement and planning including additional authorizations required for certain levels of procurement, controls to ensure that change orders including expediting are timely reflected in the ERP system, and a more formalized ongoing analysis of ERP reports.

Note 11 – Legal Proceedings, page 15

3. You are party to certain claims and legal proceedings arising in the normal course of business, none of which is deemed to be individually significant at this time. It is not clear whether you determined these matters are not material on an individual basis as your disclosures only refer to them not being significant. It is also not clear whether these matters are material in the aggregate. Please clarify accordingly and consider the disclosure requirements of ASC 450. We also remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please revise your disclosures as necessary.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our Form 10-Q for the quarterly period ending September 30, 2015 and, if appropriate, in other future filings:

•

The Company is a party to a variety of other legal proceedings that arise in the normal course of its business. While the results of these legal proceedings cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect, individually or in the aggregate, on the Company’s results of operations or financial condition.

Broadwind Energy, Inc.   3240 S. Central Ave., Cicero, IL 60804   T 708.780.4800   F 708.780.4801     www.bwen.com

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses in this letter, please feel free to contact me at (708) 780-4800.

Sincerely,

/s/ Stephanie K. Kushner
Stephanie K. Kushner, Chief Financial Officer
Broadwind Energy, Inc.

Broadwind Energy, Inc.   3240 S. Central Ave., Cicero, IL 60804   T 708.780.4800   F 708.780.4801     www.bwen.com